Mail Stop 4561

June 13, 2008

Mr. John J. Barry, IV
President and Chief Executive Officer
Bonds.com Group Inc.
1515 South Federal Highway
Suite 212
Boca Raton, FL 33424

> **Re:** **Bonds.com Group, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed May 23, 2008**
> **File No. 333-148398**
>
> **Form 10-K**
> **Filed March 31, 2008**
> **File No. 000-51076**

Dear Mr. Barry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, page 7

1.   Please revise the dates of "Balance Sheet Data" to December 31, 2007 and December 31, 2006.

Risk Factors, page 8

Since the registration statement… page 22

2.   We note your disclosure that total liquidated damages will not exceed 10% of the holders' aggregate purchase price. Please disclose the maximum amount of penalties that you may have to pay.

Market for Common Equity and Related Stockholder Matters, page 23

3.   We note your response to comment 13. In your response, you indicate that the number of shareholders has increased from 84 to138 since you filed the first amendment. Please tell us whether you sold securities during this interim period or whether this amount resulted from resales on the OTCBB by shareholders that do not hold restricted shares. If the increase in shareholders is the result of sales by you, please disclose the exemption you relied upon for those sales and explain how you complied with the exemption.

Industry Background, page 30

4.   Please update the tables and other disclosure in this section to include the most recent information available. Please provide supporting documents for the updated information and clearly mark where the information is presented in these documents.

Competition, page 40

5.   We note your response to comment 23. In the presentation originally provided on your website, you disclosed Options Xpress and Espeed, Inc. as competitors. These entities do not appear to be included in the revised disclosure on page 41. Please revise or advise.

Certain Relationships and Related Transactions, page 51

6.   Your disclosure indicates that by November 2007 you had repaid a portion of your outstanding loans with an aggregate of 3,188,061 shares. Please reconcile the share amount here with the disclosure presented in Note 19 on page F-23, which indicates that you repaid loans with an aggregate of 2,368,865 shares.

7.   We note that the remainder of the advisory services fee payable to Keating Investments may be paid, at the election of the company, in shares of the company's outstanding stock. We further note the price attributable to common stock for such purpose would be equal to 75% of the market price at the time of issuance. Please tell us how you plan to account for such transaction, including

the difference between the fair market value of your common stock upon issuance and the discounted price at which it may be issued.

Security Ownership of Certain Beneficial Owners and Management, page 53

8.   In the shareholder list provided, we note that 3,000,000 shares held by John Barry, IV are held in a trust. Please add a footnote to disclose this.

Selling Stockholders, page 54

9.   We note that the amount of shares for Growth Ventures, Inc. is listed at 284,026 in the table and that this amount includes the amount of shares to be received upon the exercise of warrants. You refer to both footnote 4 and footnote 8 with regard to this holder. If the proper reference is to footnote 4, it appears that you have included 47,340 more shares than Growth Ventures would own based on the information provided in the shareholder list. Please revise to either correct the amount of shares or correct the footnote reference.

10.   We note the amount of shares for McGinnis Group International, LLC Defined Benefit Plan is listed at 249,943 in the table and that this amount includes the amount of shares to be received upon the exercise of warrants. Based on the information provided in the shareholder list, it appears that McGinnis owns 166,625 shares and may receive 88,318 shares upon the exercise of warrants for an aggregate amount of 234,799 shares. Please advise or revise.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Recent Accounting Developments, page F-9

11.   We note your response to comment 31 and reissue the comment. SFAS 157 is effective as of January 1, 2008 for financial assets and liabilities. Please update your disclosures to clarify this and to provide the appropriate disclosures required under SFAS 157 as of and for the period ended March 31, 2008, if applicable. Please note that FSP SFAS 157-2 delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities only. Refer to paragraph 5 outlining the scope of FSP FAS 157-2.

Form 10-K for the fiscal year ended December 31, 2007

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31 and 32

12.   We note that Certifications signed by your President and Chief Executive Officer,
        John J. Barry IV and Chief Financial Officer, Rodger Rees, are not dated. Please
        amend your filing to provide current, dated certification as required under
        Exchange Act Rules 13a-14(a) and 15d-14(a), as well as the certifications
        required under Section 906 of the Sarbanes-Oxley Act of 2002.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551- 3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc. Scott M. Miller, Esquire